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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                            ------------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         COLEMAN WORLDWIDE CORPORATION
                                (NAME OF ISSUER)

                         COLEMAN WORLDWIDE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  LIQUID YIELD OPTION(TM) NOTES DUE MAY 27, 2013
                          (ZERO COUPON-SENIOR SECURED)
                         (TITLE OF CLASS OF SECURITIES)

                                  193672 AA 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                               BARRY F. SCHWARTZ
                            EXECUTIVE VICE PRESIDENT
                         COLEMAN WORLDWIDE CORPORATION
                           1767 DENVER WEST BOULEVARD
                             GOLDEN, COLORADO 80401
                                 (303) 202-2400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                    Copy to:
                                 ALAN C. MYERS
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                            ------------------------
                                  MAY 23, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

                    Transaction Valuation                                           Amount of Filing Fee*
              ($561,553,000 principal amount of                                           $38,591.05

           Liquid Yield Option(TM) Notes due
                   May 27, 2013 at $343.61
           per $1,000 principal amount at maturity)
                       $192,955,226.33

 * In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.
/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

    Amount Previously Paid: N/A           Filing Party: N/A
    Form or Registration No.: N/A         Date Filed: N/A

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(TM)Trademark of Merrill Lynch & Co., Inc.
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                                  INTRODUCTION

     This Issuer Tender Offer Statement on Schedule 13E-4 relates to the offer by COLEMAN WORLDWIDE CORPORATION, a Delaware corporation (the 'Company'), to accept for exchange for cash, pursuant to the Indenture dated as of May 27, 1993 between the Company and First Trust National Association, as successor Trustee, any and all of its outstanding Liquid Yield Option(Trademark) Notes due May 27, 2013 (the 'LYONs') at $343.61 per $1,000 principal amount, net to the exchanging holder of LYONs (a 'Holder'), upon the terms and subject to the conditions set forth in the Offer to Accept LYONs for Exchange for Cash dated May 23, 1997 (the 'Offer to Accept LYONs for Exchange for Cash'), and in the related Letter of Transmittal (which together constitute the 'Exchange Offer'), copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively.

     Concurrently with the filing of this Issuer Tender Offer Statement on
Schedule 13E-4, the Company is filing a Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the 'Schedule 13E-3') with the Securities and Exchange Commission. The information in the Schedule 13E-3, the Offer to Accept LYONs for Exchange for Cash and the Letter of Transmittal, including all exhibits thereto, is expressly incorporated by reference herein in its entirety.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer of the securities to which this statement relates is COLEMAN WORLDWIDE CORPORATION, a Delaware corporation (the 'Company'), which has its principal executive offices at 1767 Denver West Boulevard, Golden, Colorado 80401.

     (b) The information contained in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of Exchange Offer', 'THE EXCHANGE OFFER--Amount of LYONs', '--Certain Information Concerning the Company and Coleman' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (c) The information set forth in 'INTRODUCTION' and 'THE EXCHANGE OFFER--Price Range of the LYONs and Coleman Common Stock; Interest and Dividends' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (d) This statement is being filed by the Company.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in 'THE EXCHANGE OFFER--Source and Amount of Funds' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of Exchange Offer', 'THE EXCHANGE OFFER--Effects of the Exchange Offer', '--Source and Amount of Funds', '--Certain Information

Concerning the Company and Coleman' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in 'INTRODUCTION' and 'THE EXCHANGE OFFER--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in 'SPECIAL FACTORS--Purpose of Exchange Offer', 'THE EXCHANGE OFFER--Source and Amount of Funds' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

                                       i
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ITEM 6. PERSONS RETAINED, EMPLOYED OR COMPENSATED.

     The information set forth in 'THE EXCHANGE OFFER--Fees and Expenses' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The financial information set forth in 'THE EXCHANGE OFFER--Certain Information Concerning the Company and Coleman' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in 'THE EXCHANGE OFFER--Certain Legal Matters; Regulatory Approvals' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (c) The information set forth in 'THE EXCHANGE OFFER--Effects of the Exchange Offer' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (d) Not applicable.

     (e) Reference is hereby made to the Offer to Accept LYONs for Exchange for Cash and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Accept LYONs for Exchange for Cash dated May 23, 1997.


     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated May 23, 1997.

     (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated May 23, 1997.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number.

     (a)(7) Press Release dated May 19, 1997.

     (b) Indenture dated as of May 20, 1997 by and among Coleman Escrow Corp., Coleman Worldwide Corporation (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Articles X and XI thereof) and First Trust National Association, as Trustee.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) Consolidated Financial Statements for the Company for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited).

     (h) Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited).

                                       ii

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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          COLEMAN WORLDWIDE CORPORATION

                                          By: /s/ BARRY F. SCHWARTZ
                                             ----------------------------------
                                             Name: Barry F. Schwartz
                                             Title:  Executive Vice President

     Dated: May 23, 1997

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   ------------------------------------------------------------------------------------------------------------
 (a)(1)    --   Offer to Accept LYONs for Exchange for Cash dated May 23, 1997.
 (a)(2)    --   Letter of Transmittal.
 (a)(3)    --   Notice of Guaranteed Delivery.
 (a)(4)    --   Letter to brokers, dealers, commercial banks, trust companies and other nominees dated May 23, 1997.
 (a)(5)    --   Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated May 23, 1997.
 (a)(6)    --   Guidelines for Certification of Taxpayer Identification Number.
 (a)(7)    --   Press Release dated May 19, 1997.
 (b)       --   Indenture dated as of May 20, 1997 by and among Coleman Escrow Corp., Coleman Worldwide Corporation
                (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Articles X and XI thereof) and First Trust National Association, as Trustee.
 (c)       --   Not applicable.
 (d)       --   Not applicable.
 (e)       --   Not applicable.
 (f)       --   Not applicable.
 (g)       --   Consolidated Financial Statements for the Company for the fiscal years ended December 31, 1996 and
                December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited).
 (h)       --   Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and
                December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited).